UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)
ACADIA REALTY TRUST
(Name of Issuer)
Common Shares of Beneficial Interest, $.001 par value
(Title of Class of Securities)
004239 10 9
(CUSIP Number of Class of Securities)
Kenneth Miller, Esq.
Yale University
55 Whitney Avenue
New Haven, CT 06510-1300
(203) 432-0120
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
Copy to:
Michael W. Blair, Esq.
Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
(212) 909-6000
July 9, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Schedule 13D

CUSIP No.	004239 10 9

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Yale University I.R.S. Identification No. 06-0646973-N

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Connecticut

	7	SOLE VOTING POWER

NUMBER OF		2,192,642

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		112,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,192,642

WITH	10	SHARED DISPOSITIVE POWER

		112,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,304,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON

	EP

Amendment No. 11 to Schedule 13D
     The statement on Schedule 13D (the “Statement”) filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 7, 8, 9, and 10 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004, November 9, 2004, November 10, 2004, November 29, 2004, August 26, 2005, March 8, 2006, May 4, 2006, and March 5, 2007, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the “Common Shares”) of Acadia Realty Trust, a Maryland real estate investment trust (the “Trust”), is hereby amended and supplemented as set forth below in this Amendment No. 11 to the Statement by Yale University, a Connecticut corporation (the “Reporting Person”). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.
Item 4. Purpose of Transaction
     The disclosure in Item 4 is hereby amended and supplemented by adding the following:
     On May 15, 2006, the Reporting Person received 670 Common Shares and, on May 15, 2007, 2,548 Common Shares, in each case in respect of the payment of Trustee fees to an employee of the Reporting Person who serves as a Trustee of the Trust.
     Between May 2, 2007 and May 30, 2007, the Reporting Person sold 150,109 Common Shares in brokers transactions at prices ranging from $27.00 to $28.35 per share. Between November 30, 2007 and February 29, 2008, the Reporting Person purchased 387,100 Common Shares in brokers transactions at prices ranging from $22.33 to $26.50 per share. On July 9, 2008, the Reporting Person purchased 19,495 Common Shares in brokers transactions at prices ranging from $22.48 to $22.50 per share.
     In May, 2008, the employee of the Reporting Person who had been on the Board of Trustees of the Trust declined to stand for re-election to the Board and ceased to be a member of the Board. Accordingly, the Reporting Person will no longer be reporting on Schedule 13D.
Item 5. Interest in Securities of the Issuer
     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:
     “(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 2,304,642 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 7.1% of the Common Shares issued and outstanding (computed on the basis of 32,263,740 Common Shares issued and outstanding, as reported in the Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 8, 2008).”

     The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:
     “(b) The Reporting Person has sole power to dispose of 2,192,642 Common Shares and shared power to direct the disposition of 112,000 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 112,000 Common Shares.
     The Reporting Person has sole power to vote 2,192,642 Common Shares and shared power to direct the vote of 112,000 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 112,000 Common Shares.
     The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE.”
     The disclosure in Item 5(c) is supplemented as follows:
     (c) The Reporting Person purchased Common Shares in brokers transactions as follows:

Date	Number of Shares	Price Per Share

July 9, 2008	17,195	22.50
July 9, 2008	1,100	22.49
July 9, 2008	1,200	22.48

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 9, 2008

YALE UNIVERSITY

By:	/s/ David F. Swensen

Name: David F. Swensen
Title: Chief Investment Officer